October 26, 2018

Yu Haifeng
Chairman of the Board and Chief Executive Officer
Puyi Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People's Republic of China

       Re: Puyi Inc.
           Draft Registration Statement on Form F-1
           Submitted October 1, 2018
           CIK No. 0001750264

Dear Mr. Haifeng:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Yu Haifeng
FirstName LastNameYu Haifeng
Puyi Inc.
Comapany NamePuyi Inc.
October 26, 2018
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FirstName LastName
Prospectus Summary
Our Business, page 1

2. Please revise to provide context for your "significant growth in recent years" by briefly identifying the type(s) of, and reason(s) for, this growth (e.g. net income, total assets, additional business lines, etc.). Please further disclose that revenues from your largest line of business, wealth management services, decreased in FY 2018 compared to FY 2017 and disclose the reason(s) for this change and whether you expect such trends to persist in
         FY 2019.
Risk Factors, page 10

3. We note your disclosure on page 6 that you elected to "opt in" to the extended transition period for complying with new or revised accounting standards under
Section 102(b)(1) of
         the JOBS Act. Please revise to include a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.
Risks Related to Our Business and Industry, page 10

4. Please include a risk factor related to your reliance on a small number of customers for a majority of your revenues. In this regard we note your disclosure on page 66 that five companies were responsible for more than 70% of your net revenues in each of your last two fiscal years. Please further disclose whether you have entered into any agreements with these companies, briefly describing the material terms of these agreements if so.
Risks Related to Our Corporate Structure
We rely on contractual arrangements with our variable interest entity..., page
25

5. We note that your contractual arrangements provide for the resolution of disputes through arbitration in China. Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the
         VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.
Use of Proceeds, page 40

6. Please disclose the estimated net proceeds broken down into each principal intended use thereof pursuant to Item 4(a) of Part I of Form F-1 and Item 3(C) to
Part I of Form 20-F.
         We also note your disclosure that you will only be able to use the proceeds of this offering in China through loans to your VIE and or loans or capital contributions to your PRC
 Yu Haifeng
FirstName LastNameYu Haifeng
Puyi Inc.
Comapany NamePuyi Inc.
October 26, 2018
October 26, 2018 Page 3
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         subsidiaries. Please revise your second paragraph to distinguish between the uses of proceeds which may be accomplished by you or one of your offshore intermediate holding companies, and those uses of proceeds which would require loans or capital contributions to your affiliates in China. Please further disclose the maximum amount that you will be eligible to loan to your VIE and or PRC subsidiaries at the completion of this offering, as well as the maximum amount that you will be eligible to contribute as capital to your PRC subsidiaries. Please also disclose the status of and reasonably expected timing for the necessary PRC government registration, approval and filing requirements related to the foregoing.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

7. Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

Major Factors Affecting Our Results of Operations
Product Mix, page 49

8. Please enhance your disclosure here and in your discussion of net commission model vs.
         gross commission model on page 52 to:
           Describe in more detail the authoritative body or guidance requiring privately raised product providers in China to identify its funds products under either a net commission model or a gross commission model;
           Describe, in more detail, when and how you determine which model to use, including the significant factors that influence your determination;
           Include a enhanced discussion of the process for registering as either net-commission based funds or gross-commission based funds; and Identify the third parties under the gross commission model.
9. Please enhance your disclosure to better describe the underlying factors causing the shift from the gross commission model to the net commission model and whether you consider this a trend that will continue in the future.In addition, please include a more detailed discussion of the impact this shift has had, and is expected to have, on revenue, costs of sales, other operating expenses and gross margin.
Operating Costs and Expenses, page 50

10. Please enhance your disclosure to describe the "directly sales model" referred to on page
         50 or revise as necessary to identify the appropriate sales model (e.g., gross commission model vs. net commission model).In addition, please explain in more detail why the increase in the number of privately raised funds distributed through this model caused a decrease in operating costs and expenses as a percentage of revenue, address whether this
 Yu Haifeng
FirstName LastNameYu Haifeng
Puyi Inc.
Comapany NamePuyi Inc.
October 26, 2018
October 26, 2018 Page 4
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FirstName LastName
         represents a trend that will continue, and if so, the anticipated impact on your financial statements.
Key Components of Results of Operations
Net Revenues
Asset Management Services, page 53

11. Please revise to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending AUM balance. Please disaggregate the AUM roll forwards by the fund categories, type, products, etc., if meaningful to understand your business. Please identify significant trends or concentrations within a particular fund category and/or investor type to understand significant trends in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation SK.
12. We note your disclosure on page 57 that management fees are based on a range up to 2%
         of committed capital. For all periods presented, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates.
Business, page 83

13. Please disclose the material terms of your engagement with seed clients (e.g. the incentives offered, whether and how incentives vary, the party responsible for paying or providing these incentives, frequency of any payment, term of any engagement, etc.).
         Please also disclose the retention rate of your seed clients and the standard that you apply, if any, to determine whether a seed client is still actively collaborating as a part of your sales model.
Our Services, page 88

14. Please revise to expand your disclosure regarding your products. In particular, please revise to include:
           The number of clients of each of the products by type, differentiating between seed clients and other clients;
           A more detailed description of the fees generated by type that specifically states the percentages or amounts charged; and
           Information regarding the historical performance of your products. Wealth Management Services
Products Distributed Offline-Privately Raised Products, page 90

15. Please revise to clarify what TMT stands for and to include enhanced disclosure describing PIPE transactions.
 Yu Haifeng
Puyi Inc.
October 26, 2018
Page 5
16. We note your disclosure on page 91 that you distributed three QDII funds since August
      2017. Please revise to define QDII and to include a significantly enhanced discussion of the program, your involvement in the program, and any relevant contractual arrangements, risks, or regulations associated with QDII funds.
Sales and Marketing, page 94

17. We note each seed client brought in approximately four new clients on average as of FYE
      2018. Please also disclose the average number of new clients brought in by your seed clients as of FYE 2016 and FYE 2017 and make corresponding revisions to your
      Management's Discussion and Analysis of Financial Condition and Results of Operations
      for your last three fiscal years in order to demonstrate the change in this metric. In this regard we note your disclosure on page 48 that you expect that the average number of new clients brought in by each seed client will continue to be a key factor affecting your revenue growth. Please also disclose the maximum number of new clients attributable to a single seed client, or a similar metric of your choosing, in order to demonstrate the relative importance of certain seed clients to your business compared to your average seed clients.
        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Benjamin
Phippen, Staff Accountant, at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameYu Haifeng
                                                           Division of
Corporation Finance
Comapany NamePuyi Inc.
                                                           Office of Financial
Services
October 26, 2018 Page 5
cc:       Kefei Li, Esq.
FirstName LastName